EXHIBIT 12.1
STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
CALCULATION OF RATIO OF EARNINGS TO TOTAL FIXED CHARGES
(Dollars in Millions)

						Six
						Months Ended
	Year Ended December 31,					June 30,
	2006	2005	2004	2003	2002	2007	2006
Income from continuing operations before income taxes and minority interest	$682	$642	$412	$(11)	$252	$351	$270
(Income) loss related to equity method investees	(61)	(64)	(32)	(12)	(8)	(46)	(38)

	621	578	380	(23)	244	305	232

Add/(deduct):
Fixed Charges	317	338	321	345	392	123	191
Interest Capitalized	(27)	(25)	(18)	(14)	(10)	(22)	(11)
Distributed income of equity method investees	84	125	63	83	39	87	19
Minority interest in pre-tax (income) loss	(1)	—	—	3	(2)	1	—

Earnings available for fixed charges(a)	$994	$1,016	$746	$394	$663	$494	$431

Fixed Charges(a):
Interest and other financial charges	$262	$283	$275	$305	$356	$87	$166
Interest factor attributable to rentals(b)	28	30	28	26	26	14	14
Interest capitalized	27	25	18	14	10	22	11

Total fixed charges	$317	$338	$321	$345	$392	$123	$191

Ratio of earnings to fixed charges	3.14	3.01	2.32	1.14	1.69	4.02	2.26

Notes:
(a) Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, was adopted on January 1, 2007. Interest expense related to uncertain tax positions is not included in earnings or fixed charges for any periods presented.
(b) The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.